Exhibit 21.1

List of Subsidiaries	Jurisdiction
Katonah Debt Advisors, L.L.C.(1)(3)	Delaware
Kohlberg Capital Funding LLC I	Delaware
KCAP Senior Funding I Holdings, LLC	Delaware
KCAP Senior Funding I, LLC(4)	Delaware
KCAP Management, LLC	Delaware
Katonah Management Holdings LLC(1)	Delaware
Katonah X Management LLC(1)(2)	Delaware
Katonah 2007-I Management LLC(1)(2)	Delaware
Katonah 2007-I CLO Ltd	Delaware
Commodore Holdings, L.L.C.(1)	Delaware
Trimaran Advisors, L.L.C.(1)(3)	Delaware
Trimaran Advisors Management LLC(1)(3)	Delaware
Trimaran Risk Retention Holdings, LLC(1)(3)	Delaware
Trimaran RR I, LLC(1)(3)	Delaware
Trimaran RR II, LLC(1)(3)	Delaware
KCAP Funding I, LLC	Delaware

(1)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.
(2)	A wholly-owned subsidiary of Katonah Management Holdings LLC.
(3)	A wholly-owned subsidiary of Commodore Holdings, L.L.C.
(4)	A wholly-owned subsidiary of KCAP Senior Funding I Holdings, LLC.